SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Portec Rail Products, Inc.
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

736212101
(CUSIP Number)

Steven J. Pully
Carlson Capital, L.P.
2100 McKinney Avenue, Suite 1800
Dallas, TX 75201
(214) 932-9600

with a copy to
David E. Rosewater
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 14, 2010
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

--------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 736212101	SCHEDULE 13D	Page 2 of 13 Pages

1	NAME OF REPORTING PERSON Double Black Diamond Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 390,991
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 390,991
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 390,991
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 4.1%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 736212101	SCHEDULE 13D	Page 3 of 13 Pages

1	NAME OF REPORTING PERSON Black Diamond Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,023
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 21,023
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 21,023
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.2%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 736212101	SCHEDULE 13D	Page 4 of 13 Pages

1	NAME OF REPORTING PERSON Black Diamond Arbitrage Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,985
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,985
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 9,985
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.1%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 736212101	SCHEDULE 13D	Page 5 of 13 Pages

1	NAME OF REPORTING PERSON Carlson Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 503,674
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 503,674
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 503,674
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.2%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 736212101	SCHEDULE 13D	Page 6 of 13 Pages

1	NAME OF REPORTING PERSON Asgard Investment Corp. II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 503,674
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 503,674
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 503,674
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.2%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 736212101	SCHEDULE 13D	Page 7 of 13 Pages

1	NAME OF REPORTING PERSON Asgard Investment Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 503,674
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 503,674
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 503,674
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.2%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 736212101	SCHEDULE 13D	Page 8 of 13 Pages

1	NAME OF REPORTING PERSON Clint D. Carlson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 503,674
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 503,674
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 503,674
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.2%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 736212101	SCHEDULE 13D	Page 9 of 13 Pages

Item 1.	Security and the Issuer

This  statement on Schedule 13D relates to shares (the "Shares") of common stock, $1.00 par value per share ("Common Stock"), of Portec Rail Products, Inc. (the "Issuer").  The address of the principal executive offices of the Issuer is 900 Old Freeport Road, Pittsburgh, Pennsylvania 15238.

Item 2.	Identity and Background

(a) This statement is filed by:  (i) Double Black Diamond Offshore Ltd., a Cayman Islands exempted company ("Double Offshore Ltd."), (ii) Black Diamond Offshore Ltd., a Cayman Islands exempted company ("Offshore Ltd."), (iii) Black Diamond Arbitrage Offshore Ltd., a Cayman Islands exempted company ("Arbitrage Offshore Ltd.", and together with Double Offshore Ltd. and Offshore Ltd., the "Funds"), (iv) Carlson Capital, L.P., a Delaware limited partnership ("Carlson Capital"), (v) Asgard Investment Corp. II, a Delaware corporation and the general partner of Carlson Capital ("Asgard II"), (vi) Asgard Investment Corp., a Delaware corporation and the sole shareholder of Asgard II ("Asgard"), and (vii) Mr. Clint D. Carlson, President of Asgard II, Asgard and Carlson Capital (collectively, the "Reporting Persons"). The name, citizenship, present principal occupation or employment and business address of each director and executive officer of Asgard II and Asgard are set forth in Appendix B attached hereto.

(b) The principal business address of each Reporting Person is 2100 McKinney Avenue, Suite 1800, Dallas, TX.

(c) The principal business of the Funds is to invest in securities.  The principal business of Carlson Capital is serving as the investment manager to the Funds and two managed accounts (the "Accounts"). The principal business of Asgard II is serving as the general partner of Carlson Capital.  The principal business of Asgard is serving as the sole shareholder of Asgard II and as the general partner of Carlson Capital GP, L.P.

(d) None of the Reporting Persons or persons listed on Appendix B has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons or persons listed on Appendix B has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Carlson is a citizen of the United States.

Item 3.	Source and Amount of Funds or other Consideration

The Reporting Persons expended an aggregate of approximately $5,890,065 (including commissions) to purchase 503,674 shares of Common Stock.  The source of funds used to make the purchases reported herein is the working capital of the Funds and the Accounts, and no part of the purchase amount consists of borrowed funds.

Item 4.	Purpose of Transaction

The Reporting Persons originally acquired the shares of Common Stock for investment in the ordinary course of its business. The Reporting Persons acquired the Shares pursuant to investment strategies, including merger arbitrage and event driven strategies, because they believed that the Shares reported herein, when purchased, represented an attractive investment opportunity.

CUSIP No. 736212101	SCHEDULE 13D	Page 10 of 13 Pages

On February 16, 2010, an Agreement and Plan of Merger, was entered into by and among the Issuer, L.B. Foster Company, a Pennsylvania corporation ("Foster"), and Foster Thomas Company ("Purchaser"), a West Virginia corporation and a wholly-owned subsidiary of Foster (as amended, the "Merger Agreement"), pursuant to which Purchaser commenced a tender offer (the "Offer") to purchase all of the outstanding Common Stock at a purchase price, taking into account amendments to the Merger Agreement, of $11.80 per share, and the subsequent merger of Purchaser with and into the Issuer, with the Issuer surviving as a wholly-owned subsidiary of Foster (the "Merger" and together with the Offer, the "Foster Transactions").  The Offer is currently scheduled to expire at 5:00 p.m. New York City time on Wednesday, December 15, 2010, unless further extended.

On August 24, 2010, the Issuer received a letter from Sentinel Capital Partners, L.L.C. ("Sentinel"), expressing Sentinel's interest in acquiring all of the outstanding Common at a price of $11.75 per share (the "Sentinel Proposal").  On December 7, 2010, the Issuer received a second letter from Sentinel expressing Sentinel's interest in acquiring all of the outstanding Common Stock at a price of $13.00 per share.

Although the Issuer did retain Chaffe & Associates, Inc. to render an opinion as to the fairness of the consideration to be paid in the Foster Transactions, the Issuer has not retained a financial advisor to evaluate the Sentinel Proposal.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and in connection therewith, intend to have discussions with management and/or other relevant parties (including possibly Sentinel) concerning the Reporting Persons' view that (i) the Issuer should retain a financial advisor to evaluate the Sentinel Proposal and (ii) management of the Issuer should be considering all proposals with respect to the Issuer, including but not limited to the Sentinel Proposal.  The Reporting Persons do not intend to tender their Shares of Common Stock in the Offer prior to its current scheduled expiration of 5:00 p.m. New York City time on December 15, 2010.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons have not entered into any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of the Shares reported herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may engage in further discussions with management, the board of directors, other shareholders of the Issuer and other relevant parties concerning the business, operations, management, governance, strategy and future plans of the Issuer or take other actions, including, without limitation, seeking representation on the board of directors of the Issuer.  Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the board of directors, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, determining whether to tender the Shares in the Offer, purchasing additional shares of Common Stock or selling some or all of their shares of Common Stock, engaging in short selling of or any hedging or similar transactions with respect to the shares of Common Stock, voting for or against and expressing support for or against any proposals of the board of directors of the Issuer or other shareholders of the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) The Reporting Persons may be deemed to beneficially own in the aggregate 503,674 Shares.  Based upon a total of 9,603,579 outstanding shares of Common Stock, as reported in the Issuer's quarterly report on Form 10-Q for the period ending September 30, 2010, the Reporting Persons' Shares represent approximately 5.2% of the Common Stock outstanding.

(b) Carlson Capital, Asgard II, Asgard and Mr. Carlson have the power to vote and direct the disposition of (i) the 21,023 Shares reported herein as owned by Offshore Ltd., (ii) the 390,991 Shares reported herein as owned by Double Offshore Ltd. (iii) the 9,985 Shares reported herein as owned by Arbitrage Offshore Ltd., and (iv) an additional 81,675 Shares held in the Accounts.

(c) Information concerning transactions in the Shares effected by the Reporting Persons during the past sixty (60) days is set forth in Appendix A hereto and is incorporated herein by reference.

CUSIP No. 736212101	SCHEDULE 13D	Page 11 of 13 Pages

(d)  No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the Joint Filing Agreement attached as Exhibit 1 hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1    Joint Filing Agreement, dated December 15, 2010.

CUSIP No. 736212101	SCHEDULE 13D	Page 12 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 15, 2010

BLACK DIAMOND OFFSHORE LTD.

By:	Carlson Capital, L.P.,
its investment manager

By:	Asgard Investment Corp. II,
its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

DOUBLE BLACK DIAMOND OFFSHORE LTD.

By:	Carlson Capital, L.P.,
its investment manager

By:	Asgard Investment Corp. II,
its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

BLACK DIAMOND ARBITRAGE OFFSHORE LTD.

By:	Carlson Capital, L.P.,
its investment manager

By:	Asgard Investment Corp. II,
its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

CARLSON CAPITAL, L.P.

By:	Asgard Investment Corp. II,
its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

CUSIP No. 736212101	SCHEDULE 13D	Page 13 of 13 Pages

ASGARD INVESTMENT CORP. II

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

ASGARD INVESTMENT CORP.

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

/s/ Clint D. Carlson
Clint D. Carlson

APPENDIX A

TRANSACTIONS IN THE ISSUER'S SHARES OF COMMON STOCK BY THE
REPORTING PERSONS IN THE PAST SIXTY (60) DAYS

The following tables set forth all transactions in the shares of Common Stock of the Issuer effected in the past sixty (60) days by each of the Reporting Persons, as applicable. Unless otherwise noted, all such transactions were effected in private transactions.

Double Black Diamond Offshore Ltd.

Trade Date	Amount Purchased (Sold)	Price per Share ($)

11/5/10 11/17/10 11/19/10 11/22/10 11/23/10 11/30/10 12/1/10 12/6/10 12/14/10 12/14/10	185 1,550 23,200 7,735 3,870 1,935 3,870 7,735 7,778 19,445	$11.55 $11.55 $11.55 $11.53 $11.54 $11.55 $11.55 $11.55 $11.80 $11.80

Black Diamond Offshore Ltd.

Trade Date	Amount Purchased (Sold)	Price per Share ($)

11/5/10 11/17/10 11/19/10 11/22/10 11/23/10 11/30/10 12/1/10 12/6/10 12/14/10 12/14/10	5 80 1,220 405 200 100 200 405 404 1,010	$11.55 $11.55 $11.55 $11.53 $11.54 $11.55 $11.55 $11.55 $11.80 $11.80

Black Diamond Arbitrage Offshore Ltd.

Trade Date	Amount Purchased (Sold)	Price per Share ($)
11/17/10 11/19/10 11/22/10 11/23/10 11/30/10 12/1/10 12/6/10 12/14/10 12/14/10	40 600 200 100 50 100 200 202 505	$11.55 $11.55 $11.53 $11.54 $11.55 $11.55 $11.55 $11.80 $11.80

Managed Accounts for which Carlson Capital, L.P. is Investment Manager

Trade Date	Amount Purchased (Sold)	Price per Share ($)

11/5/10 11/5/10 11/17/10 11/17/10 11/19/10 11/19/10 11/22/10 11/22/10 11/23/10 11/23/10 11/30/10 11/30/10 12/1/10 12/1/10 12/6/10 12/6/10 12/14/10 12/14/10 12/14/10 12/14/10	30 5 280 50 4,200 780 1,400 260 700 130 350 65 700 130 1,400 260 1,414 202 3,535 505	$11.55 $11.55 $11.55 $11.55 $11.55 $11.55 $11.53 $11.53 $11.54 $11.54 $11.55 $11.55 $11.55 $11.55 $11.55 $11.55 $11.80 $11.80 $11.80 $11.80

APPENDIX B

DIRECTORS AND EXECUTIVE OFFICERS OF ASGARD II AND ASGARD

The following sets forth the name, position, and principal occupation of each director and executive officer of Asgard Investment Corp. II and Asgard Investment Corp. II.  Except as otherwise indicated, the business address of each director and officer is 2100 McKinney Avenue, Suite 1800, Dallas, TX. To the best of the Reporting Persons' knowledge, except as set forth in this Schedule 13D, none of the directors or executive officers of Asgard Investment Corp. II or Asgard Investment Corp. owns any Common Stock.

Asgard Investment Corp. II

Name	Position	Principal Occupation	Citizenship

Clint Carlson	Director/President	Investment Manager	United States
Nancy Carlson	Secretary/Treasurer	Executive	United States

Asgard Investment Corp.

Name	Position	Principal Occupation	Citizenship

Clint Carlson	Director/President	Investment Manager	United States
Nancy Carlson	Secretary/Treasurer	Executive	United States

EXHIBIT 1

JOINT FILING AGREEMENT

             In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any and all amendments thereto) with respect to securities of Portec Rail Products, Inc., and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

             The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13D and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

             This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

             IN WITNESS WHEREOF, the undersigned have executed this Agreement as of December 15, 2010.

BLACK DIAMOND OFFSHORE LTD.

By:	Carlson Capital, L.P.,
its investment manager

By:	Asgard Investment Corp. II,
its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

DOUBLE BLACK DIAMOND OFFSHORE LTD.

By:	Carlson Capital, L.P.,
its investment manager

By:	Asgard Investment Corp. II,
its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

BLACK DIAMOND ARBITRAGE OFFSHORE LTD.

By:	Carlson Capital, L.P.,
its investment manager

By:	Asgard Investment Corp. II,
its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

CARLSON CAPITAL, L.P.

By:	Asgard Investment Corp. II,
its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

ASGARD INVESTMENT CORP. II

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

ASGARD INVESTMENT CORP.

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

/s/ Clint D. Carlson
Clint D. Carlson